Exhibit 99.44

NEWS RELEASE

Gunnison Copper Reports Positive Results from Initial Mineral Sorting “High-Value-Add” Work Program at the Gunnison Copper Project in Southeast Arizona

Sorting Tests Reduced Acid Consumption, a Key Operating Cost Driver, on the Highest Acid Consuming Mineralized Material by Approximately 75% While Maintaining Copper Recovery

September 15, 2025

Gunnison Copper Corp. (TSX: GCU) (OTCQB: GCUMF) (FSE: 3XS0) (“Gunnison” or the “Company”) is pleased to announce encouraging results from its initial mineralized material sorting test program at the flagship Gunnison Copper Project in southeast Arizona, one of the largest and most advanced copper development projects in the United States.

“These initial results are extremely encouraging, showing the potential to significantly reduce acid consumption while maintaining copper recovery,” stated Roland Goodgame, Gunnison’s SVP of Business Development. “This type of high-value-add program can materially improve the Project’s already robust economics and feed directly into our upcoming update to our preliminary economic assessment and planned pre-feasibility study. These results support Gunnison’s vision of producing cost-effective, sustainable, and 100% Made-in-America copper.”

Initial Mineralized Material Sorting Results:

●	Sample: A half-ton sample consisting of 2” to 6” pieces of PQ drill core from the Martin Formation, collected as part of Gunnison’s recently completed metallurgical drilling program. The Martin Formation is the highest acid consuming rock type in the deposit and makes up ~44% of the resource base. The sample was comprised of ~54% mineralized material and ~46% internal waste, consistent with the overall Martin Formation.
●	Waste Reduction: Over 90% of the internal acid-consuming waste was successfully removed from the mineralized material using optical mineral sorting equipment at a commercial scale.
●	Acid Consumption Reduction: Due to the removal of the high-acid-consuming waste, the sorted material is expected to require up to 4x lower acid consumption.
●	Copper Recovery: Less than 1% of total copper was lost to waste, ensuring strong copper recovery and protecting revenue.
●	Testing Location: Initial sorting tests were conducted at Steinert’s facilities in Kentucky in August 2025.

Table 1: Results of mineral sorting test work on the Martin Formation from the Gunnison Open Pit resource. 57% of the sample sorted to mineralized and 43% sorted to waste.

Category	Total Copper %*	Acid Soluble Copper %	Sample Weight (lbs)	% of Materials in Samples
All materials (Martin core)	0.35	0.30	1,028	100%
Sorted to mineralization	0.62	0.54	591	57%
Sorted to waste	0.03	0.01	437	43%

*Copper grades estimated from assays on hand-sized samples from recently drilled core

Should further test work remain consistent with the initial testing results, it suggests approximately 40% of the mined Martin Formation can be removed as internal waste by optical mineral sorting prior to processing on the leach pad. This would result in a near doubling of the process head grade, and significantly reduced process operating costs.

Next Steps:

●	Optimization testing on different size fractions of the Martin formation
○ Mineral Sorting samples will be crushed at Base Metallurgical Labs in Tucson.
○ Crushed materials will then be returned to Steinert for further mineral sorting tests to determine further liberation and sizing characteristics.
●	Following the mineralization being separated from internal waste, column leach testing will be conducted on sorted products.
●	Some samples may be sent to Germany for testing using Steinert’s advanced M Sorters.
●	Incorporating results into updated PEA expected in the first quarter of 2026.

About Mineralized Material Sorting:

Copper oxide exists on visually distinct blue-green and red-brown zones that are ideally suited to optical mineralized material sorting. Preliminary testing was 100% successful and data suggest sorting of this material has the potential to greatly reduce acid consumption and volume of material leached by removing 40 to 50 percent of the process stream as unmineralized, higher acid consuming, waste (See Figure-1). This would result in significant savings on operating costs.

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Drill core from Gunnison

Figure 1 – Drill core showing Martin formation mineralization at the Gunnison Open Pit project. The green boxes show mineralized portions of the rock that test work has shown can be optically sorted from the remaining internal waste.

ABOUT GUNNISON COPPER

Gunnison Copper Corp. is a multi-asset pure-play copper developer and producer that controls the Cochise Mining District (the district), containing 12 known deposits within an 8 km economic radius, in the Southern Arizona Copper Belt.

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Its flagship asset, the Gunnison Copper Project, has a Measured and Indicated Mineral Resource containing over 831.6 million tons with a total copper grade of 0.31% (Measured Mineral Resource of 191.3 million tons at 0.37% and Indicated Mineral Resource of 640.2 million tons at 0.29%), and a preliminary economic assessment (“PEA”) yielding robust economics including an NPV8% of $1.3Billion, IRR of 20.9%, and payback period of 4.1 years. It is being developed as a conventional operation with open pit mining, heap leach, and SX/EW refinery to produce finished copper cathode on-site with direct rail link.

The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. In addition, Gunnison’s Johnson Camp Asset, which is now in production, is fully funded by Nuton LLC, a Rio Tinto Venture, with a production capacity of up to 25 million lbs of finished copper cathode annually. Other significant deposits controlled by Gunnison in the district, with potential to be economic satellite feeder deposits for Gunnison Project infrastructure, include Strong and Harris, South Star, and eight other deposits.

For additional information on the Gunnison Project, including the PEA and mineral resource estimate, please refer to the Company’s technical report entitled “Gunnison Project NI 43-101 Technical Report Preliminary Economic Assessment” dated effective November 1, 2024 and available on SEDAR+ at www.sedarplus.ca.

Roland Goodgame, Senior Vice President Business Development of the Company is a Qualified Person as defined by NI 43-101. Dr. Goodgame has reviewed and is responsible for the technical information contained in this news release.

Dr. Goodgame has verified the data disclosed in this news release, including the assay and test data underlying the information or opinions contained in this news release. Dr. Goodgame verified the data disclosed in this news release by reviewing imported and sorted assay data; checking the performance of blank samples and certified reference materials; and reviewing grade calculation formulas. Dr. Goodgame detected no significant QA/QC issues during review of the data and is not aware of any sampling, recovery or other factors that could materially affect the accuracy or reliability of the data referred to in this news release.

For more information on Gunnison, please visit our website at www.GunnisonCopper.com

For further information regarding this press release, please contact:

Gunnison Copper Corp.

Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, 85018

Melissa Mackie

T: 647.533.4536

E: info@GunnisonCopper.com

www.GunnisonCopper.com

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” concerning anticipated developments and events that may occur in the future. Forward looking information contained in this news release includes, but is not limited to, statements with respect to: (i) the intention to deploy the Nuton® technology at the Johnson Camp mine and future production therefrom; (ii) the continued funding of the stage 2 work program by Nuton; (iii) the details and expected results of the stage two work program; (iv) timelines for future production and production capacity from the Company’s mineral projects; (v)that the test results can materially improve the project’s already robust economics; (vi) plans for an update to the preliminary economic assessment and planned pre-feasibility study; (vii) that these results support Gunnison’s vision of producing cost-effective, sustainable, and 100% Made-in-America copper; ; (viii) the results of the preliminary economic assessment on the Gunnison Project; and (ix) the exploration and development of the Company’s mineral projects.

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In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, Nuton will continue to fund the stage 2 work program, the availability of financing to continue as a going concern and implement the Company’s operational plans, the estimation of mineral resources, the realization of resource estimates, copper and other metal prices, the timing and amount of future development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs (including the price of acid), the availability of labour, material and acid supply, receipt of and compliance with necessary regulatory approvals and permits, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to the Company not obtaining adequate financing to continue operations, Nuton failing to continue to fund the stage 2 work program, the breach of debt covenants, risks inherent in the construction and operation of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not be sustained at the Gunnison Copper Project, risks related to the delay in approval of work plans, variations in mineral resources and reserves, grade or recovery rates, risks relating to the ability to access infrastructure, risks relating to changes in copper and other commodity prices and the worldwide demand for and supply of copper and related products, risks related to increased competition in the market for copper and related products, risks related to current global financial conditions, risks related to current global financial conditions on the Company’s business, uncertainties inherent in the estimation of mineral resources, access and supply risks, risks related to the ability to access acid supply on commercially reasonable terms, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the construction or mining process, regulatory risks including the risk that permits may not be obtained in a timely fashion or at all, financing, capitalization and liquidity risks, risks related to disputes concerning property titles and interests, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s reports and filings with applicable Canadian securities regulators.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

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